Exhibit 23.2

Notice Regarding Consent of Arthur Andersen LLP

This Registration Statement on Form S-8 incorporates by reference to the Company’s Registration Statement on Form S-1 (File No. 333-109798) an accountant’s report previously issued by Arthur Andersen LLP, which has ceased operations. The reprinting of the accountant’s report is not equivalent to a current reissuance of such report as would be required if Arthur Andersen were still operating. Because Arthur Andersen has not consented to the incorporation by reference of the accountant’s report in this Registration Statement or the inclusion of such report in the Company’s Registration Statement on Form S-1, your ability to make a claim against Arthur Andersen may be limited or prohibited.